SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 30 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 30, 2010

This press release was issued last night in the United States.

BP STEPS UP SHORELINE PROTECTION
PLANS ON US GULF COAST

BP announced today it has launched the next phase of its effort to contain and clean up the Gulf of Mexico oil spill, with a significant expansion of onshore preparations in case spilled oil should reach the coast.

The company is today ramping up preparations for a major protection and cleaning effort on the shorelines of Louisiana, Mississippi, Alabama and Florida. To supplement its Houma, Louisiana incident command post, which oversees the offshore containment effort and onshore response in Louisiana, BP is now establishing a similar onshore incident command post in Mobile, Alabama to oversee the onshore response in Mississippi, Alabama and Florida.

Work will continue to complete installing marine protection booms along the coast. As well as 180,000 feet of boom already in the water, an additional 300,000 feet is staged or in the process of being deployed, with more on the way.

BP is mobilizing its full resources to fight the oil spill, which follows the sinking of the Transocean Deepwater Horizon drilling rig in the Mississippi Canyon 252 block. This includes efforts to stem the flow of oil into the water from the sub-sea well, to contain the spill offshore and to protect the Gulf coast.

"
We are doing absolutely everything in our power to eliminate the source of the leak and contain the environmental impact of the spill.
We are determined to fight this spill on all fronts, in the deep waters of the Gulf, in the shallow waters and, should it be necessary, on the shore," said BP Group Chief Executive Tony Hayward.

"In the past few days I have seen the full extent of BP's global resources and capability being brought to bear on this problem, and welcome the offers of further assistance we have had from government agencies, oil companies and members of the public to defend the shoreline and fight this spill. We are determined to succeed."

The massive offshore operation that has been running for a week has been addressing the spill on the surface offshore, both by skimming and collecting oil and by applying dispersants. There is concern, however, that weather and current patterns will shift and move the sheen closer to shore or onshore in the coming days.

The new onshore activity is focussed on five locations in the potentially affected states: Venice, Louisiana; Pascagoula and Biloxi, Mississippi; Mobile, Alabama; and Pensacola, Florida. Staging posts are in place stocked with people and material, including about 100,000 feet of boom, to protect the shoreline in each area.

Each of the states has oil spill response plans already in place and trained community groups and volunteers will also be available to aid the response to the oil spill and deploy resources.

Parallel to these, BP is today setting up offices in each of these communities manned by company staff to provide information on what is happening, what is being done and any developments. These will connect with local government officials, community and other groups to provide information on developments.

To harness the many offers of help BP has received, these offices will also collect names of any people wanting to assist with the response, and will co-ordinate identification of activities with which untrained personnel may be able to assist.

These efforts are in addition to the ongoing work with Transocean, MMS, the US Coast Guard, and the other organizations within the Unified Command to do everything possible to stop the flow of oil on the sea bed.

Efforts to stem the flow of oil from the well, currently estimated at up to 5,000 barrels a day, are continuing with six remotely-operated vehicles (ROVs) continuing to attempt to activate the blow out preventer (BOP) on the sea bed.

By this weekend the Transocean Development Driller III is scheduled to spud a relief well intended to secure the existing well. Drilling of this well is expected to take two to three months.

Work is also continuing to produce a subsea collection system capable of operating in deep water to funnel leaking oil to the surface for treatment. This is expected to be ready for deployment in the next few weeks.

Preliminary estimates indicate that current efforts to contain the spill and secure the well are costing the MC252 owners about $6 million per day. This figure is expected to rise as activity increases. It is too early to quantify other potential costs and liabilities associated with the incident.

Press enquiries
:

U.S. Coast Guard Joint Information Center
985-902-5231
BP Press Office London +44 20 7496 4076
www.deepwaterhorizonresponse.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary